UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-13927
(A)	Full title of the plan and the address of the plan, if different from that of the issuer name below.
CSK Auto, Inc. Retirement Program
(B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CSK Auto Corporation
645 East Missouri Avenue, Suite 400
Phoenix, Arizona 85012
REQUIRED INFORMATION
(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the CSK Auto, Inc. Retirement Program as required by Form 11-K, together with the report thereon of PricewaterhouseCoopers LLP, independent registered public accounting firm, dated July 6, 2007

CSK Auto, Inc. Retirement Program
Index to Financial Statements and Supplemental Schedule

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSK AUTO, INC. RETIREMENT PROGRAM
/s/ Steven L. Korby
Dated: July 6, 2007	Steven L. Korby
Interim Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Participants and the Retirement Committee
of the CSK Auto, Inc. Retirement Program
In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CSK Auto, Inc. Retirement Program (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1, effective as of the close of business on December 31, 2006, the Murray’s Discount Auto Store, Inc. 401(k) Profit Sharing Plan was merged into the Plan.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
July 6, 2007

CSK Auto, Inc. Retirement Program
Statement of Net Assets Available for Benefits
As of December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value	$92,948,893	$75,250,011
Participant loans	3,120,131	2,889,610

Total investments	96,069,024	78,139,621

Cash from plan merger (Note 1)	9,274,089	—

Contributions receivable:
Participants	90,631	68,234
Employer	27,625	21,001

Participant loans receivable from plan merger (Note 1)	978,202	—

Total Assets	106,439,571	78,228,856

Liabilities:
Contributions refundable to employees	(305,112)	(384,690)

Net assets available for benefits, at fair value	106,134,459	77,844,166

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	149,359	128,109

Net assets available for benefits	$106,283,818	$77,972,275

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2006

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$7,961,763
Interest and dividends	216,324

8,178,087

Contributions:
Participants contributions	5,367,929
Employer contributions	1,644,283

Total contributions	7,012,212

Total net additions	15,190,299

Deductions from net assets attributed to:
Benefits paid to participants	4,177,656
Administrative expenses	17,988

Total deductions	4,195,644

Increase in net assets available for benefits before plan merger	10,994,655
Transfer of assets from plan merger (Note 1)	17,316,888
Net assets available for benefits
Beginning of year	77,972,275

End of year	$106,283,818

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements
1. Plan Description:
General
     The CSK Auto, Inc. Retirement Program (the “Plan”) is a defined contribution plan, established for the benefit of all employees of CSK Auto, Inc. (the “Company”) who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee and matching employer contributions in accordance with section 401(k) of the Internal Revenue Code (“IRC”). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     Effective May 1, 1999, the Company’s Board of Directors amended and restated the Plan to allow for the purchase of the common stock of CSK Auto Corporation, the parent company of the Company. CSK Auto Corporation is a holding company and has no business activity other than its investment in the Company. Eligible employees may direct up to 15% of employee and employer contributions to purchase CSK Auto Corporation common stock at fair market value as determined on the date funds are received by the custodian. JP Morgan Retirement Plan Services (the “Custodian” or the “Trustee”) provides record keeping, custodial services and administrative services for the Plan. As of December 31, 2006, twenty-one different fund choices are made available to Plan participants and all assets within the Plan are held in trust with the Trustee. The fund choices are composed of a variety of mutual funds, each with a unique strategy, and the CSK Auto Stock Fund.
     The Murray’s Discount Auto Stores, Inc. 401(k) Profit Sharing Plan (the “Murray’s Plan”) merged into the Plan effective as of the close of business on December 31, 2006 (“Plan Merger Date”) resulting in a transfer of net assets of $17,316,888 into the Plan. At December 31, 2006, (i) shares representing $7,064,597 had been transferred into Plan investments for those investment options that were identical in the Plan and the Murray’s Plan; (ii) cash of $9,274,089 was held by the Trustee pending reinvestment in Plan investment options for those investment options in the Murray’s Plan that were not offered by the Plan; and (iii) participant loans of $978,202 related to the Murray’s Plan were received by the Trustee on January 3, 2007 and reflected as a receivable on the Plan’s Statement of Net Assets at December 31, 2006. Effective January 1, 2007, participants of the Murray’s Plan became eligible to participate in the Plan.
Eligibility
     Employees are eligible to participate in the Plan upon meeting the following criteria: (1) 21 years of age; (2) one year of service; (3) completion of 1,000 hours of service in one year; and (4) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise. Employees who were eligible to participate in another qualified plan, the assets of which are transferred directly to the Plan, are also eligible to participate in the Plan. Effective January 1, 2007, the Plan was amended to remove the one year of service and completion of 1,000 hours of service in the one year requirements. The Plan was further amended to allow any Murray’s Plan participant age 18-20 as of the Plan Merger Date to continue to participate in the Plan.
Contributions
     Plan participants may contribute up to 50% of their gross pay to the Plan, with a maximum employee contribution as determined by restrictions established by the Internal Revenue Service (“IRS”). Participants who will reach the age of 50 at any time within a calendar year may make elective deferrals beyond normally applicable deferral limits; the additional deferral is phased in over 5 years in $1,000 increments and is subject to certain other statutory limitations. The Company matches 40% of the participant’s contribution for participants with one to five years of service, 50% of the participant’s contribution for participants with five to ten years of service, and 60% of the participant’s contribution for participants with more than ten years of service to a maximum match of 4% of base salary. Participant contributions and employer matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the IRC. Additional profit sharing amounts may be contributed at the option of the Company, and allocations thereof shall be according to the ratio of the participant’s compensation for the plan year to the total compensation of all participants.
Vesting
     Subject to the vesting period for Company contributions, participants in the Plan are always fully vested in their own contributions as well as the Company’s matching 401(k) contributions and earnings thereon. Effective January 1, 2007, the Plan was amended to include a one year vesting period for the Company contributions for new participants and to allow participants to participate in the Plan effective the first day of employment.
Forfeited Accounts
     If a participant terminates employment prior to being fully vested in the Company’s contributions, the participants’ Company contributions shall be forfeited. Forfeitures shall be used to reduce the amount of the contributions that would otherwise be required with respect to the Company, or shall be used to pay Plan expenses. There were no forfeitures for the year ended December 31, 2006, as the one year vesting requirement for company contributions was not in effect until January 1, 2007.
Administration
     The Plan is sponsored by the Company and administered by the Retirement Committee, composed of not less than three employees of the Company, who are appointed by the Company’s Board of Directors. Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets when authorized by the Retirement Committee.
Benefit Payments
     Benefit payments from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. Benefit payments from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participants elect to rollover their distributions into an Individual Retirement Account or another qualified employer plan or elect or qualify for favorable tax treatment. Participant benefit payments are on a lump-sum basis.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)
1. Plan Description: (Continued)
Loans to Participants
     The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the IRC. Interest is charged at a fixed rate based on the prime rate plus 200 basis points. Participant loans as of December 31, 2006 and 2005 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. As of December 31, 2006, participant loans carried interest rates ranging from 5.25% to 11.50%, with maturities of five years or less. Principal and interest is paid ratably through payroll deductions. Loans are secured by the Participant’s previous contributions to the Plan. Effective January 1, 2007 the Plan was amended to allow those participants in the Murray’s Plan with up to two loans, as of the Plan Merger Date, to maintain their existing loans; the Plan otherwise permitted one loan.
Amendment and Termination of the Plan
     The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any participant of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the participants.
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in the Company’s contributions.
Participants Accounts
     Individual accounts are maintained for each participant. Each participant’s account is credited with participant contributions, related employer contributions, and the participant’s share of the income or loss. Income or loss is allocated to each participant based on the income or loss earned on each participant’s fund account balance.
2. Significant Accounting Policies:
Basis of Accounting
     The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income is recognized when earned and expenses are recorded when incurred.
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at December 31, 2006 and 2005 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2006. Actual results could differ from those estimates.
     As described in the Financial Accounting Standards Board Staff Position (“FSP”), FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits.
Investment Valuation
     The Plan’s investments are stated at fair market value. Investments in the various investment funds are reported at fair value as measured by the Custodian based on the closing market price on the valuation date. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
     The American Century Stable Asset Fund is an investment contract that is presented at fair value within investments on the Statement of Net Assets Available for Benefits. The investments in the fully benefit-response investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of the fully benefit-responsive investment contracts is calculated using a discounted rate and the duration of the underlying portfolio securities.
Net Appreciation (Depreciation) in Fair Value
     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Benefit Payments
     Benefit payments are recorded when paid.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)
3. Investments:
     The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2006	2005

American Funds Growth Fund of America	$20,774,126	$—

JP Morgan Government Bond Fund	8,285,618	—

American Century Trust Stable Asset Fund	7,948,005	7,034,190

American Century Value Fund	7,754,111	6,543,555

Dodge and Cox International Stock Fund	7,156,567	—

Neuberger Berman Genesis (Trust)	5,526,439	5,788,924

Dodge and Cox Stock Fund	5,158,744	3,543,650

American Century Ultra Fund	—	19,803,069

American Century Strategic Allocations — Moderate Fund	—	12,986,075

Twentieth Century International Growth Fund	—	4,306,070

American Century GNMA Fund		7,740,521
     Each of the above funds is a mutual fund except for the American Century Stable Asset Fund which is a common collective trust.
     During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,961,763 as follows:

Mutual funds	$7,707,224
CSK Auto Stock Fund	254,539

Total	$7,961,763

4. Excess Employee Deferrals:
     The Plan failed to meet non-discrimination tests for 2006 and 2005 in accordance with IRS regulations. It was determined that certain participants would be refunded a portion of their contributions. These amounts are $305,112 and $384,690 at December 31, 2006 and 2005, respectively, and are reflected as reductions to net assets available for benefits.
5. Tax Status of the Plan:
     The Plan received its latest determination letter on December 18, 2001 in which the IRS stated that the Plan and related trust, as then designed, is in compliance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the requirements of the IRC.
6. Related Party Transactions:
     Certain investments of the Plan are funds managed by an affiliate of the Custodian which provides recordkeeping, custodial services, and administrative services to the Plan. In addition, the Plan holds stock of CSK Auto Corporation, the parent company of the Plan Sponsor. These certain plan investments qualify as parties-in-interest transactions for which a statutory exemption exists. The following represents investments held by related parties:

	December 31,	December 31,
	2006	2005
American Century Stable Asset Fund	$7,948,005	$7,034,190
American Century Value Fund	$7,754,111	$6,543,555
JPMorgan Government Bond Fund	$8,285,618	$—
JPMorgan Equity Index Fund	$341,194	$—
CSK Auto Common Stock	$2,095,471	$1,921,308
     Purchases and sales within the Plan of CSK Auto Corporation common stock for the year ended December 31, 2006 were $233,515 and $258,048, respectively.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)
7. Risks and Uncertainties:
     The Plan invests in various investment securities. The Plan provides participants the opportunity to invest in a variety of mutual funds and CSK Auto Corporation common stock. Each investment alternative is exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
     On April 14, 2006, CSK Auto Corporation announced a delay in filing its consolidated financial statements for fiscal 2005 with the Securities and Exchange Commission (“SEC”) pending completion of an investigation led by the Audit Committee of its Board of Directors into certain accounting errors and irregularities, which were determined to require CSK Auto Corporation to restate its historical financial statements. The Audit Committee-led investigation was completed during fiscal year 2006 and CSK Auto Corporation’s Annual Report on Form 10-K for the fiscal year ending January 29, 2006 was filed with the SEC on May 1, 2007. The Plan Sponsor does not believe the matters identified in the investigation have affected or could affect the Plan’s accounting or processes for preparing its financial statements.
     CSK Auto Corporation is not yet current with its filing of its periodic reports and accompanying financial statements with the SEC. On December 13, 2006, the Retirement Committee gave notice to Plan participants that participants’ purchases (either by payroll contributions or transfer of funds) within the CSK Auto Stock Fund would be temporarily suspended effective December 20, 2006 until CSK Auto Corporation was current with its financial reporting obligations. Participants who had contribution elections directed to the CSK Auto Stock Fund could change this election at any time in accordance with the usual Plan procedures; however, unless and until such a change in election occurred, all contributions directed to the CSK Auto Stock Fund were instead allocated to the Fidelity Income Fund investment option in the Plan and would remain in that Fund until the participant directed otherwise. During the suspension, participants, except for directors, executive officers and other members of the CSK Auto Corporation insider group, are permitted to transfer balances in the CSK Auto Stock Fund into other investment alternatives offered by the Plan.
8. New Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required and permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principals from the application of this Statement relate to the definition of fair value, the method used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2006, the Plan Sponsor does not believe the adoption of SFAS No. 157 will impact the financial statement amounts; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.
     In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Plan’s fiscal year ended December 31, 2006. The adoption of SAB 108 did not have a material effect on the Plan’s financial statements
9. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of the investment income from the financial statements to the Form 5500:

2006

Total investment income reported herein	$8,178,087
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	149,359

Total investment income reported on Form 5500	$8,028,728

     The following reconciles net assets available for benefit from the financial statements to the Form 5500:

2006

Net assets available for benefits reported herein	$106,283,817
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	149,359

Net assets available for benefits reported on Form 5500	$106,134,458

     The Plan adopted Financial Accounting Standards Board Staff Position AAG INV -1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company and Defined-Contribution Health and Welfare and Pension Plans as required for annual periods after December 15, 2006.

CSK AUTO, INC. RETIREMENT PROGRAM
SCHEDULE H LINE 4i-
SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
As of December 31, 2006

		(c) Description of
	(b) Identity of Issue,	Investment, Including
	Borrower, Lessor or	Maturity Date, Collateral, Par		(e) Current
(a)	Similar Party	Or Maturity Value	(d) Cost **	Value

*	AMERICAN CENTURY STABLE ASSET FUND	Common Collective Trust	—	$7,948,005

*	AMERICAN CENTURY VALUE FUND	Mutual Fund	—	7,754,111

	COLUMBIA SMALL CAP VALUE FUND	Mutual Fund	—	351,760

	NEUBERGER BERMAN GENESIS (Trust)	Mutual Fund	—	5,526,439

	VANGUARD EXPLORER FUND	Mutual Fund		1,525,085

	DODGE & COX STOCK FUND	Mutual Fund	—	5,158,744

	DODGE & COX INTERNATIONAL STOCK FUND	Mutual Fund	—	7,156,567

	DREYFUS MID CAP INDEX FUND	Mutual Fund	—	514,410

*	JP MORGAN GOVT BOND FUND	Mutual Fund	—	8,285,618

	FIDELITY FREEDOM INCOME	Mutual Fund	—	700,468

	FIDELITY FREEDOM 2010	Mutual Fund	—	4,711,384

	FIDELITY FREEDOM 2015	Mutual Fund	—	2,670,923

	FIDELITY FREEDOM 2020	Mutual Fund	—	4,713,308

	FIDELITY FREEDOM 2025	Mutual Fund	—	4,370,505

	FIDELITY FREEDOM 2030	Mutual Fund	—	3,550,461

	FIDELITY FREEDOM 2035	Mutual Fund	—	1,416,883

	FIDELITY FREEDOM 2040	Mutual Fund	—	1,785,391

	AMERICAN FUNDS GROWTH FUND OF AMERICA	Mutual Fund	—	20,774,126

*	JP MORGAN EQUITY INDEX	Mutual Fund	—	341,194

	BUFFALO MID CAP	Mutual Fund	—	1,301,299

	UBS LARGE CAP EQUITY	Mutual Fund	—	296,741

	CSK AUTO STOCK FUND	Common Stock	—	2,095,471

	PARTICIPANT LOANS	Various rates of interest ranging from 5.75% to 11.5%, maturities ranging from 6 months to 5 years and collateralized by the participant’s account balance	—	3,120,131

				$96,069,024

*	A related party to the Plan’s custodian and Trustee and, therefore, a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed. Therefore, disclosure of cost is not required.
See Report of Independent Registered Public Accounting Firm.